

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

Via Facsimile
Jeffrey D. Glidden
Executive Vice President and Chief Financial Officer
Parametric Technology Corporation
140 Kendrick Street
Needham, MA 02494

> **Re:** **Parametric Technology Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 23, 2010**
> **File No. 000-18059**

Dear Mr. Glidden:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief